FORM AW APPLICATION FOR WITHDRAWAL
BioTime, Inc.
6121 Hollis Street
Emeryville, California 94608
November 2, 2005
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0306

RE:	BioTime, Inc. Amendment No. 1 to Registration Statement on Form S-2 File No. 333-128083 Request for Withdrawal
Ladies/Gentlemen:
     BioTime, Inc. hereby applies for the withdrawal of Amendment No. 1 to Registration Statement on Form S-2, File No. 333-128083 filed on October 24, 2005. We request that the withdrawal of Amendment No. 1 be effective upon this filing. We understand that the Registration Statement had been declared effective as of October 17, 2005. We will promptly re-file the amendment as Post-Effective Amendment No. 1.
     Should you have any comments please contact our legal counsel, Richard S. Soroko at (415) 927-5200.

Very truly yours, BioTime, Inc.
By:	s/Judith Segall
Judith Segall, Vice President,
Secretary and Member, Office of the President*

By:	s/Hal Sternberg
Hal Sternberg, Vice President
and Member, Office of the President*

By:	s/Harold Waitz
Harold Waitz, Vice President
and Member, Office of the President*

By:	s/Steven Seinberg
Steven Seinberg,
Chief Financial Officer

     *The Office of the President is composed of three executive officers of the registrant who collectively exercise the powers of the Chief Executive Officer.

2